November 22, 2024

Isabelle Freidheim
Chief Executive Officer
Athena Technology Acquisition Corp. II
442 5th Avenue
New York, NY 10018

       Re: Athena Technology Acquisition Corp. II
           Preliminary Proxy Statement on Schedule 14A
           Filed November 4, 2024
Dear Isabelle Freidheim:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Scott W. Westhoff